Stop 3561

July 31, 2007

BY U.S. MAIL

Mr. Bruce A. Cosgrove
 President and Chief Executive Officer
THE SAINT JAMES COMPANY
4505 Las Virgenes Road, Suite 210
Calabasas, California 91302

>   **Re: The Saint James Company**
>   **Item 4.01 Form 8-K, filed July 27, 2007**
>   **File No. 0-13738**

Dear Mr. Cosgrove:

We have reviewed the above referenced filing for compliance with the requirements with respect to the Item 4.01 disclosures of the Form 8-K and have the following comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted via EDGAR, under the label "corresp," within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time.

Item 4.01 Changes in Registrant's Certifying Accountants

1.	Please amend the Item 4.01 Form 8-K in its entirety to also provide the required Exhibit 16 letter from the former auditors, Stonefield Josephson, Inc. The letter should be addressed to us and indicate whether or not Stonefield Josephson, Inc. agrees with your disclosures contained in the Item 4.01 Form 8-K. Please refer to the requirements of Item 304(a)(3) of Regulation S-B. We note that the Exhibit 16.1 letter, as currently filed, represents the former auditors' letter of confirmation to you that the client-auditor relationship has ceased. In addition, we noted that the Exhibit 23.2 letter, as currently filed, represents the letter from the new auditors, Larry O`Donnell, CPA, P.C., indicating they agree with your disclosures. It appears from the Item 4.01 8-K disclosures that you had intended to file additional correspondence as Exhibit 23.1; however, such Exhibit was not filed with the Item 4.01 Form 8-K. Please include this Exhibit in the amended Item 4.01 Form 8-K, if appropriate, and, if such correspondence represents the former auditors' letter as to their agreement or disagreement with your disclosures, please file this correspondence as Exhibit 16 rather than Exhibit 23.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing

You may contact the undersigned below at (202) 551-3328, if you have questions regarding the above matters.

Sincerely,

Beverly A. Singleton
Staff Accountant